FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

For

HealthySole Inc.

A Delaware Corporation

I.R.S EIN: 901129674

HealthySole, Inc.

774 Mays Blvd. #10-220

Incline Village, NV 89451

Phone: (415) 722-3147

MANAGEMENTS’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Revenue/Net Loss from Operating Activities

For the 6-month periods ending June 30, 2021 and June 30, 2022 ,respectively, the revenue of the Company decreased from $468,780 to $26,909, a difference of $441,871 (or 94.3%). For the same periods, the Company's net loss increased from $598,137 to $10,653,028, a difference of $10,055,89 or (1,685%). These changes are due to the Company focusing on the upfront expenses of beginning a capital raise via a Regulation A offering.

The Company’s internal structure had been pulled back to a small, core team capable of managing the necessary contractors to both educate the market of its product and do the due diligence, legal, and marketing of the current offering. Additionally, the Company's sales efforts were decreased to focus our capital resources on raising money.

Operating Expenses

Operating Expenses increased from $911,107 to $10,670,148, a difference of $9,759,04, or (1,717.1% )due to the upfront contracting costs of structuring the capital raise. The Company also needed to keep all internal structures such as patents, legal, financial and more up to date.

Salaries and benefits

Salaries and benefits for the 6-month periods ending June 30, 2021 and June 30, 2022, respectively, decreased from $447,364 to $179,196, a difference of $268,168 (or 59.9%) as the CEO, Peter Kassel, and other employees elected to temporarily forgo their salary to best fund all the necessary pieces of the Regulation A offering. The Company has only paid Nick DeOrio, the VP of sales and distribution, a salary. All members still receive medical benefits.

Liquidity and Capital Resources

As of June 30, 2022, the Company had cash of $36,036, and total assets of $256,354. On December 31, 2021, the Company had cash of $398,594 and total assets of $637,222. This represents a decrease of $362,558 (or 91.0%) in cash and $380,877 (or 59.8%) in total assets.

Item 2.

There is no information required to be disclosed under Item 2 of the Form 1-SA

FINANCIAL STATEMENTS

HealthySole, Inc.
Balance Sheets

	(Unaudited) June 30, 2022	December 31, 2021
ASSETS
Current Assets:
Cash	$36,036	$398,594
Accounts receivable, net	19,222	30,331
Inventory	201,096	208,297
Total Current Assets	256,354	637,222
TOTAL ASSETS	$256,354	$637,222
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Accounts payable	$126,319	$176,319
Accrued liabilities	68,424	92,444
Stockholder loan payable	203,950	—
Total Current Liabilities	398,693	268,763
TOTAL LIABILITIES	389,693	268,763
Stockholders’ Equity (Deficit):
Common stock, 75,000,000 shares authorized, 37,027,568 and 20,800,000 issued and outstanding for 6/30/22 and 12/31/21, respectively	3,646,234	3,647,643
Additional paid in capital	10,126,002	—
Retained earnings	(13,914,575)	(3,279,184)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(142,339)	368,459
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$256,354	$637,222

HealthySole, Inc.

Statements of Operations

	For the Six Months Ended	For the Six Months Ended
	June 30, 2022	June 30, 2021
Revenues	$26,909	$468,780
Cost of goods sold	8,900	155,619
Gross profit1	18,009	313,161

Selling, general and administrative expenses:
Salaries and benefits	179,196	447,364
Stock compensation expense	10,140,330	—
Professional fees	5,905	20,831
Office expenses	308,638	357,507
Insurance	24,526	78,206
Travel and entertainment	7,170	6,101
Rent expense	3,749	434
Automobile expense	634	664
Total selling, general and administrative expenses	10,670,148	911,107

Operating loss	(10,652,139)	(597,946)

Other expenses:
Interest expense	(889)	(191)
Other expense	—	—
Net loss	$(10,653,028)	$(598,137)

HealthySole, Inc.

Statements of Cash Flows

(Unaudited)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2022	June 30, 2021
Cash Flows from operating activities:
Net loss	$(10,653,028)	$(598,137)
Stock-based compensation	10,140,330	—
Change in assets and liabilities:
Accounts receivable, net	11,109	191,862
Inventory	7,201	21,316
Accounts payable and accrued expenses	(74,023)	24,569

Net cash used by operating activities	(568,411)	(360,390)
Cash flows from financing activities:
Loan from stockholder	203,950	—
Stockholder contributions	1,900	500,000
Net cash provided by financing activities	205,850	500,000

Net change in cash	(362,561)	139,610

Cash at beginning of year	398,594	1,040,884
Cash at end of six months	$36,036	$1,180,494

Supplemental and non-cash disclosures
Cash paid during year for interest	$889	$191

HealthySole, Inc.

Statements of Changes in Stockholders’ Equity

(Unaudited)

	Common Stock Units	Common Stock Amount	Additional Paid in Capital	Total Stockholders’ Equity (Deficit)
Balance at January 1, 2021	20,000,000		—	$1,442,938

Purchase of shares	800,000	$500,000	—	500,000

Net loss (for 6 month period)	—			(598,137)

Balance at June 30, 2021	20,800,000		—	$1,344,801

Balance at January 1, 2022	20,800,000		—	$368,459

Purchase of shares	1,900,000	$1,900	$1,185,600	1,187,500

Issuance of additional shares	14,327,568	$14,328	$8,940,402	8,954,730

Net loss (for 6 month period)	—			(10,653,028)

Balance at June 30, 2022	37,027,568		$10,126,002	$(142,339)

HealthySole, Inc.

Notes to Financial Statements

June 30, 2022 and 2021

Note A – Nature of Business and Organization

HealthySole, Inc. (“the Company”) was originally organized as a privately held entity in the State of Nevada on August 3, 2011, under the name of Healthy Sole, LLC. On May 10, 2022, the Company converted from a Nevada limited liability company to a Delaware corporation. This conversion was executed through the filing of a Certificate of Conversion with the Delaware Secretary of State. Through this process, the Company’s name was changed to HealthySole, Inc.

The Company is a medical technology and consumer health company focused on developing innovative products that use ultraviolet-C (UVC) light to kill pathogens. In hospitals, these products are adopted as part of infection prevention and control protocols to mitigate the risk of infections spread by pathogens on footwear. In the consumer market, they are marketing and developing products that use UVC light to reduce the introduction of footwear-borne pathogens into living and working spaces.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Accounting standards promulgated by the Financial Accounting Standards Board (“FASB”) are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its financial statements.

Recent Accounting Standards Not Yet Adopted

The Company periodically reviews new accounting standards that are issued as Accounting Standards Updates (“ASU”) by the Financial Accounting Standards Board (“FASB”). The Company carefully considers all new pronouncements that alter previous U.S. GAAP and has identified the following new accounting standards that it believes merits further discussion. Other accounting standards that have been issued or proposed by FASB that do not require adoption until a further date are not expected to have a material impact on the financial statements upon adoption.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842). This guidance amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheet. Under ASU 2020-05, ASU 2016-02 is effective for years beginning on or after December 15, 2021. Management continues to evaluate the impact of this ASU on the Company’s financial reporting.

Cash

The Company places its cash with high quality financial institutions. At times, cash may be in excess of FDIC insurance limits. As of June 30, 2022, cash balances did not exceed FDIC insurance limits. As of December 31, 2021, cash balances exceeded FDIC insurance limits by approximately $149,000. The Company has not experienced any losses in such accounts and does not believe that it is exposed to significant risks from excess deposits.

Accounts Receivable, Net

Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a regular basis to determine collectability. Balances that are determined to be uncollectible are written off to the allowance for doubtful accounts. Based on the information available to management, the Company believes the de minimis balance of allowance for doubtful accounts is adequate as of June 30, 2022, and December 31, 2021.

Inventory

The Company’s inventory consists entirely of finished goods. Inventory is stated at the lower of cost or net realizable value determined on a first-in, first-out basis. The Company regularly reviews its inventory to determine if an allowance is required. The Company determined that no inventory allowance was required for the periods presented in these statements. Inventory values at June 30, 2022 and December 31, 2021 were approximately $201,000 and $208,000, respectively.

Revenue Recognition

The Company accounts for revenue in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”). The Company adopted ASC Topic 606 as of January 1, 2020, using the modified retrospective method. The standard did not affect the Company’s net income, financial position, or cash flows. There were no changes to the timing of revenue recognition as a result of the adoption. ASC Topic 606 is based on the principle that revenue is recognized to depict the contractual transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services utilizing a new five-step revenue recognition model, which steps include (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company derives its revenue from the sale of consumer products. The Company considers customer order confirmations to be a contract with the customer. For all of the Company’s sales, revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied), which typically occurs at shipping date. As a result, the Company has a present and unconditional right to payment and records the amount due from the customer in accounts receivable. For each contract, the Company considers the promise to transfer products to be the only identified distinct performance obligation. Revenue from consumer product sales is recorded at the net sales price (transaction price). All of the Company’s revenue for the six months ended June 30, 2022 and 2021 were recognized at a point in time (delivery date).

The Company has elected to treat shipping and handling as fulfillment activities, and not a separate performance obligation.

Cost of Sales

Cost of sales are recorded at a point in time when a sale is made and includes the inventory expense. During the six months ended June 30, 2022 and 2021, approximately 98% of the total cost of sales related to one vendor.

Advertising

Advertising costs are expensed when incurred. During the six months ended June 30, 2022 and 2021, advertising related expenses were approximately $243 and $42,000 respectively.

Note C – Related Party Transaction

During the six-month period ended June 30, 2022, the Company borrowed a total amount of $203,950 for operating expenses from a Stockholder. This amount is reflected on the balance sheet as of June 30, 2022. The loan is non-interest bearing with no set maturity date. The Company intends to pay back this loan within 12 months.

Note D – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  For the six months ended June 30, 2022 and 2021, respectively, the Company incurred net losses of $10,653,028 and $598,137.  The net cash used in operating activities for the six months ended June 30, 2022 and 2021, respectively, totaled $568,411 and $360,390.  These matters raise doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon increasing sales and obtaining additional capital and financing. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Note E – Stockholders’ Equity

Prior to the Company’s conversion from a limited liability company to a corporation, the Company had authorized one class of membership units, with 104,000 units issued as of December 31, 2021. On May 10, 2022, the Company converted from a Nevada limited liability company to a Delaware corporation. This conversion was executed through the filing of a Certificate of Conversion with the Delaware Secretary of State. The members of the Nevada limited liability company received a 200:1 conversion of their LLC Membership Units for shares of Common Stock of the Company. Accordingly, all share information has been restated to retroactively show the effect of the stock split.

Upon conversion to a corporation, the Company is authorized to issue 75,000,000 shares of capital stock, divided into 74,000,000 shares of Common Stock with a par value of $0.001 per share and 1,000,000 shares of Preferred Stock with a par value of $0.001 per share. On May 10, 2022, the Board of Directors of the Company approved the issuance of 16,227,568 additional shares of Common Stock. These shares were recorded as stock-based compensation expense with a fair value of $.625 per share, based on recent purchases of shares. As of June 30, 2022, the Company had a total of 37,027,568 Common Stock shares issued and outstanding.

Common Stock: Of the 74,000,000 shares authorized, 37,027,568 shares are issued and outstanding. All shares of Common Stock of the Company are of the same class, are identical in all respects, and have equal rights, power and privileges.

Preferred Stock: Of the 1,000,000 shares authorized, no shares have been issued.

Note F – Commitments and Contingencies

Operating Leases

The Company has entered a month-to-month operating lease agreement for virtual office space. Total rent expense for the six months ended June 30, 2022 and 2021, respectively, was approximately $3,700 and $434.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. As of the date the financial statements were available for issuance, there was no pending or threatened litigation.

Note G – Subsequent Events

The Company is currently raising funds through a campaign, under Regulation A, which began in August of 2022. Each Common share is being offered at $5.80.

EXHBITIS

Exhibit Index

Exhibit 2A: Certificate of Incorporation

Exhibit 2B: Bylaws

Exhibit 4: Subscription Agreement

Exhibit 8: Escrow Agreement

Exhibit 11: Accountant’s Consent

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Incline Village, NV on September 27, 2022

ISSUER COMPANY LEGAL NAME AND ADDRESS:

HealthySole, Inc.

774 Mays Blvd. #10-220

Incline Village, NV 89451

This report has been signed by the following persons in the capacities and on the dates indicated:

s/ Robert Kassel

Robert Kassel, Director, COO, Secretary of HealthySole, Inc.

(Date): September 27, 2022

Location Signed: Incline Village, NV

s/Peter Kassel

Peter Kassel, CEO, President, Treasurer of HealthySole Inc.

(Date): September 27, 2022

Location Signed: Incline Village, NV

s/ Nick DiOrio

Nick DiOrio, Secretary of HealthySole Inc.

(Date): September 27, 2022

Location Signed: Incline Village, NV